October 20, 2010

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Re: UBS Event Fund, L.L.C.
        File Nos. 333-169562 and 811-10479

Dear Mr. Granik:

        We have reviewed the registration statement on Form N-2 for UBS Event Fund,
L.L.C. filed with the Commission on September 24, 2010, for the purpose of complying
with the requirements of Rule 415(a)(5) and (6) under the Securities Act of 1933. For
convenience, we generally organized our comments using headings, page numbers, and
defined terms from the registration statement.

Prospectus Summary

Investment Objective and Principal Strategies

1. Disclosure in the seventh and eighth paragraphs state that the fund may invest in
    certain derivative transactions, including futures and total return swaps. Please
    consider the staff observations set forth in the letter from Barry D. Miller,
    Associate Director, Office of Legal and Disclosure to Karrie McMillan, General
    Counsel, Investment Company institute, dated July 30, 2010. **See**
    http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

General Comments

2. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

3. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

4. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

5. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

6. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel